Consent of Independent Auditors

The Shareholder and Board of Directors of
Aetna Life Insurance and Annuity Company:

We consent to the incorporation by reference in the registration statement No. 33-60477 on Post-Effective Amendment No. 2 on Form S-2 of Aetna Life Insurance and Annuity Company (the "Company") of our reports dated February 4, 1997 with respect to the consolidated balance sheets of the Company as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholder's equity, and cash flows and the related schedules for each of the years in the three-year period ended December 31, 1996, which reports appear in the Company's 1996 Annual Report on Form 10-K and to the reference to our firm under the heading "Experts" in the Prospectus.

                                                  /s/ KPMG Peat Marwick LLP


Hartford, Connecticut
April 1, 1997